June 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brain Scientific Inc.

Registration Statement on Form S-1

Filed January 29, 2020

Ladies and Gentlemen:

On behalf of Brain Scientific Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of February 25, 2020. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Registration Statement on Form S-1

Cover Page

1. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.

Response:

Please note that the amount of shares registered has been significantly reduced from 6,323,117 shares to 4,931,461 which represents approximately 25% of the outstanding shares.. We believe that the offering, as so amended, should be treated as a resale secondary offering for the reasons set forth below. As stated in Securities Act Rules Compliance and Disclosure Interpretations 612.09, in determining ‘whether a purported secondary offering is really a primary offering…consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally whether under all such circumstances it appears that the selling shareholders are acting as a conduit for the issuer.”

All of the shares being registered were either shares purchased in a private placement under Regulation D or belong to holders who held shares of Memory Md prior to the reverse merger and received their shares of the issuer in connection with such reverse merger in September 2018.

The shares sold in the private placements were not registered under the securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance on the exemptions from registration afforded by section 4(a0 (2) and Regulation D under the securities Act, which exempts transactions by an issuer not involving a public offering.

The sale by the selling shareholders of their shares is not analogous to an offering by the Company. The shareholders in this case invested their funds more than a year ago at which time the Company received the proceeds.

We also note that the securities being registered for resale consist solely of outstanding shares of common stock. We understand the concerns of the Staff with respect to the registration of shares of common stock underlying variable securities because of the potential for significant dilution of current shareholders. However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are outstanding shares, are also important factors to consider when making a determination that the transaction is a secondary offering and not a primary offering. The shares being registered for any affiliate of the Company are limited to 30% of such holders’ shares.

The Company further believes that none of the selling stockholders is in the business of buying and selling securities. Each of the Selling Stockholders represented to the Company that they acquired the securities for investment only, and not with a view toward distribution or resale to others.

The Company believes that based on all of the information provided, that the selling stockholders are not acting as a conduit for an offering of the shares on behalf of the Company and the offering is a true secondary offering by the selling stockholders listed in the prospectus.

It is our experience in numerous offerings of this nature that the shares are set to be sold at a fixed price until the shares are quoted on the OTCQB. The Company has revised the Prospectus to disclose that it intends to apply for quotation of its common stock in the second quarter of 2020.

The prospectus discloses in the plan of distribution section that the selling stockholders may be deemed to be underwriters in connection with the offering.

Brain Scientific Inc.

Response Letter to SEC Comments of February 25, 2020

Page | 2

2. Please clearly indicate here and throughout your registration statement whether you have applied to have your shares quoted on the OTCQB.

Response:

The registration statement has been revised to indicate that the Company intends to apply for quotation of its common stock on the OTCQB in the second quarter of 2020.

Prospectus Summary, page 1

3. Please clearly state here the current stages of development of each of your products. Please also explain the terms “pre-gelled” and “full-montage” where first used.

Response:

We have explained the terms as requested.

4. Please explain the basis for characterizing your product as “cutting-edge.”

Response:

While the Company believes that it is the smallest 16 channel EEG amplifier available on the market with the ability to transmit data via blue tooth we have eliminated the reference to it being ‘cutting edge”.

Description of Business, page 18

5. Please expand to describe the data analysis services you provide as noted on page 30. Please also describe the diagnostic protocols to identify pathological risk factors involving the brain that you are currently focused on establishing, as indicated on page 1.

Response:

We have expanded the disclosure as requested.

6. We note your statement that the NeuroCap is “to be used in conjunction with the NeuroEEG.” Please expand to address whether the NeuroEEG product must be used with the NeuroCap product, and vice versa.

Response:

We have revised the disclosure as requested.

Intellectual Property, page 19

7. Please revise your discussion to disclose for each patent application the specific product(s) to which such patents or patent applications relate. In addition, please clearly indicate the status of each application and the expected expiration date of the patent, if granted.

Response:

We have revised the disclosure as requested.

8. We note your reference to assignment of invention agreements and material transfer agreements. Please describe the material terms of these agreements.

Response:

We have described the material terms of these agreements.

Brain Scientific Inc.

Response Letter to SEC Comments of February 25, 2020

Page | 3

Sales and Marketing, page 20

9. Please revise to indicate whether you offer financing for customers purchasing the NeuroEEG product. In this regard, we note the reference to guarantees in Note 5 to your financial statements on page F-11.

Response:

We do not offer any type of financing for customers purchasing the NeuroEEG product.

10. We note your disclosure that you have entered into several non-exclusive distributor agreements. Please revise to disclose the material terms of these agreements. Also file the agreements as exhibits or tell us why you do not believe they are required to be filed.

Response:[ Please provide these agreements]

Government Regulation

U.S. Regulation, page 22

11. Please revise to update your disclosure regarding the classification of your NeuroEEG and NeuroCap products as your disclosure indicates you received regulatory approval in 2018.

Response:

We have revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 29

12. You state that you have generated approximately $249,898 in revenues from inception. For context, please provide here the date of inception to which you refer.

Response:

We have clarified the disclosure.

Executive Compensation, page 40

13. It appears from your disclosure on page 43 that you have or had a consulting arrangement with Mr. Sakharov. Please include the amount paid in the table on page 40 and a narrative description of the arrangement in the appropriate section. If the table already includes the amount paid, please revise the footnotes to the table to clarify the nature of the compensation reflected in the table.

Response:

The table has been revised as requested.

Brain Scientific Inc.

Response Letter to SEC Comments of February 25, 2020

Page | 4

Security Ownership of Certain Beneficial Owners and Management, page 42

14. We note that selling shareholder Thomas J. Caleca is registering 1,552,878 shares of common stock. This amount indicates that Mr. Caleca is currently the beneficial owner of more than 5 percent of your common shares. Please revise your beneficial ownership table to reflect Mr. Caleca’s shares.

Response:

We have added Mr. Caleca to the chart.

15. Please revise your beneficial ownership table to include a column indicating how many shares will be held by the beneficial owners following the completion of the offering.

Response:

We have added the column in the Selling Securityholder Table.

Please feel free to contact the undersigned if you have any questions.

Very Truly Yours,

Arthur Marcus